EXHIBIT 12.1

DiamondRock Hospitality Company
Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratio amounts)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income (Loss) from Continuing Operations Before Income Taxes	$127,195	$85,630	$169,013	$22,715	$(24,868)
Fixed Charges	44,493	56,096	62,715	62,850	61,292
Amortization of Capitalized Interest	42	55	70	70	70
Capitalized Interest	—	—	(914)	(1,516)	(1,164)
Earnings	$171,730	$141,781	$230,884	$84,119	$35,330

Fixed Charges:
Interest Expense and Amortization of Deferred Financing Costs	$41,735	$52,684	$58,278	$57,279	$56,068
Portion of Rent Related to Interest	2,758	3,412	3,523	4,055	4,060
Capitalized Interest	—	—	914	1,516	1,164
Fixed Charges	44,493	56,096	62,715	62,850	61,292
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$44,493	$56,096	$62,715	$62,850	$61,292
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.86	2.53	3.68	1.34
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$—	$—	$—	$—	$(25,962)